Management's Discussion and Analysis

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (“Westport Fuel Systems”, the “Company”, “we”, “us”, “our”) for the three and six months ended June 30, 2020 provides an update to our annual MD&A dated March 17, 2020 for the fiscal year ended December 31, 2019. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2019 and our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2020. Our condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated as of August 6, 2020.

Additional information relating to Westport Fuel Systems, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such forward-looking statements include but are not limited to statements regarding the orders or demand for our products (including from our High Pressure Direct Injection ("Westport HPDI 2.0TM" or "HPDI") supply agreement with Weichai Westport Inc. ("WWI")), the timing for the launch and certification of WWI's HPDI engine, the impact of COVID-19 on future earnings, the continuation of margin pressure through 2020, consumer confidence levels, conversion of existing convertible debt, the recovery of our revenues and the timing thereof, our investments, cash and capital requirements, the intentions of our partners and potential customers, monetization of joint venture intellectual property, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. In addition, the effects and the impact of the COVID-19 outbreak, as well as the decrease in oil prices and the impact of oil supply cuts, are unknown at this time and could cause actual results to differ materially from the forward-looking statements contained in this MD&A. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements except as required by applicable legislation.

Management's Discussion and Analysis

The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport Fuel Systems does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW AND GENERAL DEVELOPMENTS

Westport Fuel Systems is focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation vehicles. Our diverse product offering sold under a wide range of established brands enables the deployment of a range of alternative fuels offering both environmental and economic advantages, including liquefied petroleum gas ("LPG"), compressed natural gas ("CNG"), liquefied natural gas ("LNG"), renewable natural gas ("RNG"), and hydrogen (together known as "gaseous fuels"). We supply our products and services through a network of distributors and original equipment manufacturers ("OEMs") and we provide delayed OEM ("DOEM") services. In total, we have customers in more than 70 countries. Today, our products and services are available for passenger car, light, medium and heavy-duty truck, cryogenic, and hydrogen applications.

The majority of our revenues are generated through the following businesses:

•
Independent aftermarket (“IAM”): We sell systems and components across a wide range of brands primarily through a global network of distributors that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels in addition to gasoline.

•
DOEM: We directly or indirectly convert new passenger cars for OEMs or importers, to address local market needs when a global LPG or CNG bi-fuel vehicle platform is not available directly from the OEM.

•	Light-duty OEM: We sell systems and components to OEMs that are used to manufacture new, direct off the assembly line LPG or CNG-fueled vehicles.

•
Heavy-duty OEM: We sell systems and components, including HPDI products, to engine OEMs and commercial vehicle OEMs. Our fully integrated Westport HPDI 2.0TM system, powered primarily by liquefied natural gas, matches the power, torque, and fuel economy benefits found in traditional compression ignition engines using only diesel fuel, resulting in reduced greenhouse gas emissions and the capability to cost-effectively run on renewable fuels.

•	Electronics: We design, industrialize and assemble electronic control modules.

•	Hydrogen: We design, develop, produce and sell hydrogen components for transportation and industrial applications. Also, we are adapting our HPDI system to use hydrogen or hydrogen/natural gas blends.

Westport Fuel Systems also generates income from Cummins Westport Inc. ("CWI"), our 50:50 joint venture with Cummins, Inc. ("Cummins"), by selling spark-ignited natural gas engines. Refer to the "Operating Segments" section of this MD&A for more detail.

Our HPDI business is in the early stages of commercialization (sales to our European OEM launch partner began in 2018), and, as a result, is currently generating losses. Meaningful increases in sales volumes are required for the HPDI business to benefit from economies of scale to become profitable. Our sales volumes to our initial launch partner continue to grow, and we anticipate additional growth from our supply arrangement with WWI, and additional OEMs entering into supply agreements for our HPDI technology. WWI's HPDI engine is currently being certified to meet China VI emissions standards and is expected to be launched within 2020. WWI has committed to purchase Westport HDPI 2.0TM components required to produce a minimum of 18,000 engines between the launch date and the end of 2023.

Gross margin and gross margin percentage from our HPDI product will vary based on production and sales volumes, levels of development work, successful implementation of material cost reduction initiatives, and foreign exchange. Margin pressure is expected to continue through much of 2020 and 2021 as launch costs and price discounts are only partially offset by material cost reductions.

Management's Discussion and Analysis

IMPACT OF COVID-19 ON OUR BUSINESS

The outbreak of COVID-19 has had and continues to have an adverse impact on our business, including the disruption of production and end customer demand. The extent, duration and impact of COVID-19 and governmental and societal responses is uncertain. A significant portion of our production is from three facilities located in Northern Italy, and sales from these facilities are primarily to Western and Eastern Europe. Our Brescia facility was closed from March 16, 2020 through May 4, 2020. This facility produces components in the light-duty OEM business and assembles LNG tank systems for the heavy-duty OEM business. Our Cherasco and Albinea facilities were closed from March 22, 2020 through May 4, 2020. These facilities produce components and kits in the IAM, DOEM, electronics and OEM businesses.

In addition to our production facilities, our European HPDI launch partner temporarily closed its facilities in mid-March in response to safety concerns and government restrictions arising from the spread of COVID-19. Our launch partner reopened its production facilities in late April and we expect a return to pre-COVID-19 sales volume levels for the HPDI product in the second half of 2020.

At this time, customer demand for our light-duty and aftermarket products for the full year 2020 is difficult to estimate and will be highly dependent on the duration and severity of the COVID-19 pandemic and post-pandemic market weakness. Our consolidated sales in the first half of 2020 declined as a result of COVID-19 and we expect that the pandemic will impact our results of operations during the remainder of 2020, with the most significant impact to revenue realized in the second quarter of 2020.

Our light-duty OEM and DOEM businesses are dependent on new vehicle sales with gaseous fuel systems. Sales revenue in these businesses declined significantly during the second quarter of 2020 due to the impact of COVID-19 pandemic, but we anticipate a progressive recovery in the third and fourth quarters of 2020 from the first half of the year. With low emissions and low fuel costs, the LPG and CNG-fueled vehicles are available and sustainable alternative gaseous fuel systems which are supported by a capillary refueling infrastructure.

We believe that our heavy-duty business will be less impacted than the IAM and light-duty OEM businesses due to on-going need for freight transportation and the growing demand for climate-friendly products. Demand for essential goods remains and consumer delivery of these goods has increased, resulting in more stable demand for medium and heavy-duty trucks.

While the certification of the WWI HPDI engine through a multi-step, multi-party activity was delayed in the first quarter of 2020 given the impact of COVID-19 in China, we expect the certification and start of production and sales within this year.
In response to COVID-19, we have implemented several austerity measures, including actions to reduce costs, such as salary and other compensation deferrals and reductions, and delaying non-critical projects and capital expenditures. We have been working with our key lenders to strengthen our liquidity and have made significant progress to improve our liquidity and reduce our cost of capital:

•	On March 25, 2020, $6.0 million in principal deferrals on our term loan from Export Development Canada ("EDC");

•	On May 28, 2020, a €5.0 million government backed term loan from UniCredit S.p.A. ("UniCredit") to our Emer S.p.A. ("Emer") subsidiary;

•	On July 17, 2020, a €15.0 million government backed term loan from UniCredit to our MTM S.r.l. ("MTM") subsidiary;

•	On July 23, 2020, a $10.0 million bridge loan secured from EDC at a 6.25% interest rate;

•
On July 24, 2020, we announced the refinancing of our convertible notes with Cartesian Capital Group and its affiliates ("Cartesian"). Under the terms of the agreement, we agreed to pay down the principal amount of the existing convertible notes from $17.5 million to $10.0 million. Concurrent with such repayment, the maturity of the remaining amended notes was extended to three years from the date of the amendments, the coupon rate was reduced from 9.0% annually to 6.5% annually, and the conversion price was revised from $2.17 per share to $1.42 per share.

Refer to note 13(a), 13(c) and 21 in our condensed consolidated interim financial statements for more details. We are also participating in government wage-subsidy and other support programs in the countries where we operate and the benefit of these programs was $3.8 million in the second quarter of 2020.

Our liquidity is discussed below in the "Liquidity and Going Concern" section in this MD&A.

Management's Discussion and Analysis

Q2 2020 RESULTS

Revenues for the three months ended June 30, 2020 decreased 56.4% to $36.0 million from $82.4 million in the three months ended June 30, 2019, resulting from the impact of COVID-19 and the various shutdowns noted above in certain of our business segments.

Westport Fuel Systems reported net income of $3.0 million for the three months ended June 30, 2020 compared to a net loss from continuing operations of $2.3 million for the same quarter last year. The $5.3 million improvement in net income from continuing operations was a result of a $7.7 million insurance recovery recorded in the current quarter related to the $10.0 million field service campaign expense recorded in the first quarter of 2020, lower operating expenses and a higher foreign exchange gain compared to the second quarter of 2019, partially offset by lower overall gross margin, lower CWI income and higher income tax expense.

Westport Fuel Systems recorded $6.2 million Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA", see "Non-GAAP Measures" section in this MD&A) during the three months ended June 30, 2020 as compared to $8.1 million Adjusted EBITDA for the three months ended June 30, 2019. The decrease is primarily due to lower gross margin and CWI income achieved during the quarter, partially offset by the insurance recovery and lower operating expenses.

LIQUIDITY AND GOING CONCERN

In connection with preparing financial statements for each annual and interim reporting period, management is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable that a company will be unable to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about its ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued; and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

The condensed consolidated interim financial statements have been prepared on the basis that we will continue as a going concern. At June 30, 2020, our net working capital was $37.5 million including cash and cash equivalents of $28.9 million. We have another $2.7 million in restricted cash pledged to the repayment of the debt we hold in our Italian subsidiaries recorded in other long-term assets. Our long-term debt, including the royalty payable, was $69.0 million, of which $22.3 million of the long-term debt matures by June 30, 2021 and $7.3 million of the royalty payable is due by June 30, 2021. We generated income of $3.0 million and incurred negative cash flows from operating activities of $9.1 million for the three months ended June 30, 2020, a loss of $12.3 million and negative cash flows of $18.9 million for the six months ended June 30, 2020 and we have accumulated a deficit of $1,010.6 million since inception.

Principal conditions or events that require management's consideration

The factors which raise substantial doubt as to our ability to continue as a going concern are as follows:

(a)	At June 30, 2020 we have three significant debt and royalty obligations combining to approximately $18.8 million coming due in the next twelve months, as follows:
(i)    Cartesian refinancing payment of $7.5 million, plus accrued interest, which was made on July 31, 2020;
(ii)    Royalty payable payment of $7.3 million to Cartesian in April 2021; and
(iii)    EDC principal payments totaling $4.0 million to EDC in March 2021 and June 2021.

We are also required to repay the EDC bridge loan entered into in July 2020. Through August 5, 2020 we have drawn $2.5 million on this facility.

Management's Discussion and Analysis

(b)     Forecast operating results

We recorded positive net income in 2019 and had expected to improve upon this achievement in 2020. However, as previously described, the impact of COVID-19 has had a significant impact on our 2020 outlook. While we achieved net income during the second quarter of 2020, our net loss for the six months ended June 30, 2020 was $12.3 million. The second quarter benefited from a $7.7 million insurance recovery and $3.8 million of government wage subsidies, which will only partially continue into the third quarter of 2020. We expect improved revenue and earnings levels in the second half of 2020 and into 2021, however, this will depend on the strength of the economic recovery and the return of customer demand.

Management's plans

We plan to alleviate or mitigate the substantial doubt of operating as a going concern through the following actions:

(a)    Debt financing

As noted above, we have entered into new debt facilities in Italy and North America totaling $32.9 million, of which $27.4 million was entered into subsequent to June 30, 2020. We entered into an agreement with EDC to defer $6.0 million in principal payments due in 2020 and extend the loan to 2022, and subsequent to June 30, 2020, we repaid $7.5 million of our convertible notes and extended the maturity on the remaining $10.0 million until 2023. These financing initiatives will improve our liquidity in 2020 and 2021.

(b)    Operating results and government wage subsidies

As discussed, our operating results for 2020 will be significantly impacted by COVID-19. In response to COVID-19, we have implemented several austerity measures, including actions to reduce costs, such as salary and other compensation deferrals and reductions, and delaying non-critical projects and capital expenditures. We are also participating in government wage subsidy and other support programs in the countries where we operate and the benefit of these programs were $3.8 million in the second quarter of 2020. These programs will partially continue into the third quarter of 2020 but at a lower level.

We are also evaluating future cash flows from CWI with the termination of the joint venture scheduled to end on December 31, 2021. The joint venture pays significant dividends to the joint venture partners, with Westport Fuel Systems receiving $25.0 million of dividends in 2019 (2018 - $23.2 million). As per the joint venture agreement, both Cummins and Westport Fuel Systems have equal rights to CWI’s intellectual property, and we are evaluating our strategic alternatives to monetize the value of the intellectual property. However, there is no certainty that we will be able to monetize the intellectual property to the level of the current dividends received from the joint venture. See note 8(a) in our condensed consolidated interim financial statements for additional details related to the CWI joint venture.
Management's conclusion and assessment
We believe that the cash on hand at June 30, 2020, coupled with the recently closed financings, provides the cash flow necessary to fund operations over the next year to August 31, 2021. However, in the face of the uncertainty caused by the COVID-19 pandemic and the negative economic and market impact of a potential extended recovery period, we may require additional financing to fund our operations. In addition to the plans outlined above, we are pursuing a number of financing initiatives and alternatives that may include equity financing. Due to the application of the accounting principles generally accepted in the United States ("U.S. GAAP") potential future financing has not been included in the analysis of our ability to continue as a going concern. As such there remains substantial doubt about our ability to continue as a going concern within one year after the date that these condensed consolidated interim financial statements are issued. Although we remain confident in our ability to raise the necessary financing to fund our operations, we caution readers of our condensed consolidated interim financial statements and this MD&A that there is no absolute assurance that we will be able to raise the financing necessary, or mitigate the impact of COVID-19, under satisfactory terms and conditions, to continue as a going concern. If, as a result of future events, we were to determine that we are no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying consolidated financial statements and the adjustments could be material.

Management's Discussion and Analysis

Operating Segments
Effective January 2020, we modified the reporting of business segments to allow for increased transparency into our customer channels and the respective products we sold to those customers. Accordingly, from that date, all product information and other technology related activities previously reported under the Transportation segment have been disaggregated into two segments, OEM and IAM. All comparative figures presented have been revised to reflect this change.
Under the organization structure in effect from January 2020, we manage and report the results of our business through four segments: OEM, IAM, the CWI Joint Venture, and Corporate. This change reflects the manner in which operating decisions and the assessment of business performance is currently managed by the Chief Operating Decision Maker ("CODM").
The financial information for the business segments evaluated by the CODM includes the results of CWI as if they were consolidated, which is consistent with the way we manage our business segments.
OEM Business Segment
Our OEM segment designs, manufactures, and sells alternative fuel systems, components and electronics, including the Westport HDPI 2.0TM product and related engineering services, to OEMs. Our diverse product offerings are sold under established global brands and utilize a broad range of alternative fuels, which have numerous environmental and economic advantages including: LPG, CNG, LNG, RNG, and hydrogen. The OEM business segment's products and services are available for passenger cars, light-, medium- and heavy-duty trucks, cryogenics, and hydrogen applications.
The OEM group includes the light-duty and heavy-duty OEM product lines and the DOEM and electronic businesses, as previously described.
IAM Business Segment
Our IAM segment designs, manufactures, and sells alternative fuel systems and components that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels in addition to gasoline. Distribution of such products is realized through a consolidated distribution network (in more than 70 countries) selling our products to the workshops that are responsible for conversion, maintenance and service.
CWI Joint Venture
CWI serves the medium and heavy-duty engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. CWI is the leading supplier of natural gas engines to the North American medium and heavy-duty truck and transit bus industries.
All CWI natural gas engines are dedicated 100% natural gas engines. The fuel for CWI engines can be carried in tanks on the vehicle as CNG or LNG. All engines are also capable of operating on RNG.
CWI is a Delaware corporation owned 50% by Westport Power Inc., a wholly-owned subsidiary of Westport Fuel Systems, and 50% by Cummins. The board of directors of CWI is comprised of three representatives from each of Westport Fuel Systems and Cummins. On February 19, 2012, Westport Fuel Systems, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement governing the operations of CWI which amended the focus of CWI's future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins' North American plants.
The purpose of the joint venture is to engage in the business of developing, marketing and selling spark-ignited natural gas or propane engines for on-highway use. CWI utilizes Cummins' supply chain, back office systems and distribution and sales networks. The joint venture term is scheduled to end on December 31, 2021.
Corporate Business Segment
The Corporate business segment is responsible for public company activities, corporate oversight, financing, capital allocation and general administrative duties, such as securing our intellectual property.

Management's Discussion and Analysis

SELECTED FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for the three and six months ended June 30, 2020 and June 30, 2019.

Selected Consolidated Statements of Operations Data

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
(expressed in millions of US dollars, except for per share amounts and shares outstanding)
Revenue	$36.0	$82.4	$103.2	$155.6
Gross margin	$12.2	$19.3	$16.5	$36.5
Gross margin %	33.9%	23.4%	16.0%	23.5%
Net income (loss) from continuing operations	$3.0	$(2.3)	$(12.3)	$(5.4)
Net loss from discontinued operations	$—	$(0.2)	$—	$(0.2)
Net income (loss)	$3.0	$(2.6)	$(12.3)	$(5.6)
Net income (loss) per share - basic and diluted	$0.02	$(0.02)	$(0.09)	$(0.04)
Weighted average basic shares outstanding	136,564,290	133,600,880	136,496,757	133,525,464
Weighted average diluted shares outstanding	146,323,733	133,600,880	136,496,757	133,525,464

Selected Balance Sheet Data

The following table sets forth a summary of our financial position as at June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
(expressed in millions of United States dollars)
Cash and short-term investments	$28.9	$46.0
Total assets	262.7	279.9
Long-term debt, including current portion	55.3	48.9
Royalty payable, including current portion	13.7	18.2
Total liabilities	185.0	190.6
Shareholders' equity	77.8	89.4

Management's Discussion and Analysis

RESULTS FROM OPERATIONS

The 2019 comparative figures have been revised to reflect the change in business segments previously discussed in the "Operating Segments" section in this MD&A.

Revenue

Total consolidated revenues from operations for the three and six months ended June 30, 2020 were $36.0 million and $103.2 million, respectively, compared to $82.4 million and $155.6 million for the three and six months ended June 30, 2019, respectively. The current quarter revenues were significantly impacted by plant closures and reduced end customer demand resulting from the COVID-19 pandemic.
OEM revenue for the three and six months ended June 30, 2020 was $19.1 million and $53.4 million, respectively, compared with $44.8 million and $83.9 million for the three and six months ended June 30, 2019. Revenue for the OEM business segment decreased by $25.7 million and $30.5 million, respectively, mainly due to the COVID-19 related shutdowns combined with lower light-duty OEM sales to German and Russian OEMs. We expect to see recovery in the OEM revenues in the third and fourth quarter, especially in the heavy-duty business.

IAM revenue for the three and six months ended June 30, 2020 was $16.9 million and $49.8 million, respectively, compared with $37.6 million and $71.7 million for the three and six months ended June 30, 2019. Revenue for the IAM business segment decreased by $20.7 million and $21.9 million, respectively, mainly due to the COVID-19 related shutdowns in the second quarter of 2020. We expect to see a recovery in the aftermarket revenues in the third and fourth quarter.

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2020	2019	$	%	2020	2019	$	%
OEM	$19.1	$44.8	$(25.7)	(57)%	$53.4	$83.9	$(30.5)	(36)%
IAM	16.9	37.6	(20.7)	(55)%	49.8	71.7	(21.9)	(31)%
Total Revenue	$36.0	$82.4	$(46.4)	(56)%	$103.2	$155.6	$(52.4)	(34)%

Management's Discussion and Analysis

Gross Margin for the three months ended June 30, 2020

Total consolidated gross margin for the three months ended June 30, 2020 decreased by $7.1 million or 37% from $19.3 million in 2019 to $12.2 million for the same period in 2020.

OEM gross margin increased by $0.3 million to $9.2 million, or 48% of revenue, for the three months ended June 30, 2020 compared to $8.9 million, or 20% of revenue for the three months ended June 30, 2019. The gross margin recorded in the current quarter included a $7.7 million insurance recovery related to the $10.0 million field service campaign for the replacement of pressure release devices ("PRD") we manufacture and sell to OEM customers. Excluding this one-time recovery, gross margin for the three months ended June 30, 2020 decreased by $7.4 million to $1.5 million, or 8% of revenue, compared to $8.9 million, or 20% of revenue, for the prior year quarter. This decrease in gross margin and gross margin percentage was due to lower sales as discussed previously and contractual HPDI price reductions.

IAM gross margin decreased by $7.4 million to $3.0 million, or 18% of revenue, for the three months ended June 30, 2020 compared to $10.4 million, or 28% of revenue, for the three months ended June 30, 2019. This decrease in gross margin and gross margin percentage was due to lower sales as discussed previously.

(expressed in millions of U.S. dollars)

	Three months ended June 30,	% of	Three months ended June 30,	% of	Change
	2020	Revenue	2019	Revenue	$	%
OEM	$9.2	48%	$8.9	20%	$0.3	3%
IAM	3.0	18%	10.4	28%	(7.4)	(71)%
Total gross margin	$12.2	34%	$19.3	23%	$(7.1)	(37)%

Gross Margin for the six months ended June 30, 2020

Total consolidated gross margin for the six months ended June 30, 2020 decreased by $20.0 million or 55% from $36.5 million in 2019 to $16.5 million for the same period in 2020.

OEM gross margin decreased by $13.3 million to $3.1 million, or 6% of revenue, for the six months ended June 30, 2020 compared to $16.4 million, or 20% of revenue for the six months ended June 30, 2019. The gross margin recorded in the current period was impacted by the 36% decrease in sales during the six month period, the net warranty charge of $2.3 million related to the field service campaign and contractual HPDI price reductions combined with lower light-duty OEM sales to German and Russian OEMs.

IAM gross margin decreased by $6.7 million to $13.4 million, or 27% of revenue, for the six months ended June 30, 2020 compared to $20.1 million, or 28% of revenue, for the six months ended June 30, 2019. The decrease in gross margin and gross margin percentage is mainly due to the 31% decrease in sales during the six-month period.

(expressed in millions of U.S. dollars)

	Six months ended June 30, 2020	% of Revenue	Six months ended June 30, 2019	% of Revenue	Change
					$	%
OEM	$3.1	6%	$16.4	20%	$(13.3)	(81)%
IAM	13.4	27%	20.1	28%	(6.7)	(33)%
Total gross margin	$16.5	16%	$36.5	23%	$(20.0)	(55)%

Management's Discussion and Analysis

Research and Development Expenses

OEM R&D expenses for the three and six months ended June 30, 2020 were $3.2 million and $7.6 million, respectively, compared to $4.8 million and $9.1 million for the three and six months ended June 30, 2019, respectively. The decrease in R&D expense in both comparative periods is primarily due to certain HPDI projects which have been paused due to factory shutdowns, combined with lower compensation expense, including salary and bonus, in response to the COVID-19 pandemic and government wage subsidies received in the periods in 2020.

IAM R&D expenses for the three and six months ended June 30, 2020 were $0.9 million and $2.2 million, respectively, compared to $2.0 million and $4.3 million for the three and six months ended June 30, 2019, respectively. The decrease in R&D expense in both comparative periods is primarily due to lower compensation expense, including salary and bonus, in response to the COVID-19 pandemic, government wage subsidies received and completion of certain R&D projects in 2019.

Corporate R&D expenses for the three and six months ended June 30, 2020 were $nil and $0.1 million, respectively, compared to $0.1 million and $0.3 million for the three and six months ended June 30, 2019, respectively.

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2020	2019	$	%	2020	2019	$	%
OEM	$3.2	$4.8	$(1.6)	(33)%	$7.6	$9.1	$(1.5)	(16)%
IAM	0.9	2.0	(1.1)	(55)%	2.2	4.3	(2.1)	(49)%
Corporate	—	0.1	(0.1)	(100)%	0.1	0.3	(0.2)	(67)%
Total R&D expenses	$4.1	$6.9	$(2.8)	(41)%	$9.9	$13.7	$(3.8)	(28)%

Management's Discussion and Analysis

Selling, General and Administrative Expenses

OEM SG&A expenses for the three and six months ended June 30, 2020 were $3.6 million and $6.9 million, respectively, compared with $5.7 million and $10.2 million for the three and six months ended June 30, 2019, respectively. The decrease in SG&A expenses in both comparative periods is mainly related to lower compensation expense, including salary and bonus, in response to the COVID-19 pandemic and government wage subsidies received in the periods in 2020.

IAM SG&A expenses for the three and six months ended June 30, 2020 were $3.0 million and $6.5 million, respectively, compared with $4.4 million and $8.6 million for the three and six months ended June 30, 2019, respectively. The decrease in SG&A expenses in both comparative periods is mainly related to lower compensation expense, including salary and bonus, in response to the COVID-19 pandemic and government wage subsidies received in the periods in 2020.

Corporate SG&A expenses for the three and six months ended June 30, 2020 were $1.9 million and $5.0 million, respectively, compared with $6.9 million and $14.0 million for the three and six months ended June 30, 2019. The decrease in both comparative periods is reflective of austerity measures implemented by us, including salary and other compensation deferrals and reductions. In addition, the decrease in SG&A expense for the six months ended June 30, 2020 from the six months ended June 30, 2019 reflects a $1.8 million reduction in legal fees related to the SEC investigation that settled in the third quarter of 2019 and a $1.0 million reversal of an accrual related to a separate legal matter which settled in May 2020.

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2020	2019	$	%	2020	2019	$	%
OEM	$3.6	$5.7	$(2.1)	(37)%	$6.9	$10.2	$(3.3)	(32)%
IAM	3.0	4.4	(1.4)	(32)%	6.5	8.6	(2.1)	(24)%
Corporate	1.9	6.9	(5.0)	(72)%	5.0	14.0	(9.0)	(64)%
Total SG&A expenses	$8.5	$17.0	$(8.5)	(50)%	$18.4	$32.8	$(14.4)	(44)%

Management's Discussion and Analysis

Selected CWI Statements of Operations Data

We account for CWI using the equity method of accounting. However, due to its significance to our operating results, we disclose CWI's assets, liabilities and income statement in notes 8(a) and 19 of our condensed consolidated interim financial statements and discuss revenue and gross margins in this MD&A.

The following table sets forth a summary of the financial results of CWI for the three and six months ended June 30, 2020 and June 30, 2019:
(expressed in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Total revenue	$66.4	$84.0	$143.1	$176.3
Gross margin	$18.2	$25.2	$39.8	$53.1
Gross margin %	27.4%	30.0%	27.8%	30.1%
Net income before income taxes	$11.0	$16.0	$24.9	$36.5
Net income attributable to the Company	$4.2	$5.9	$9.5	$14.5

CWI Revenue

CWI revenue for the three and six months ended June 30, 2020 was $66.4 million and $143.1 million, respectively, compared to $84.0 million and $176.3 million for the three and six months ended June 30, 2019, respectively. Unit sales for the three and six months ended June 30, 2020 were 1,352 and 2,865 compared to 1,745 and 3,736 for the three and six months ended June 30, 2019. The decrease in unit sales in both the three and six months ended June 30, 2020 is primarily due to OEM factory shutdowns in April and May in response to the COVID-19 pandemic combined with tempered customer demand. Parts revenue decreased to $24.9 million and $54.0 million in the three and six months ended June 30, 2020, respectively, from $29.4 million and $59.7 million in the three and six months ended June 30, 2019, respectively.

CWI Gross Margin for the three months ended June 30, 2020

CWI gross margin decreased by $7.0 million to $18.2 million, or 27% of revenue from $25.2 million, or 30% of revenue in the prior year period. The decrease in gross margin and gross margin percentage is driven largely by lower revenues combined with the impact of a $0.8 million negative warranty adjustment for the three months ended June 30, 2020 compared to a $0.6 million positive warranty adjustment for the three months ended June 30, 2019.

CWI Gross Margin for the six months ended June 30, 2020

CWI gross margin decreased by $13.3 million to $39.8 million, or 28% of revenue in the three months ended June 30, 2020 from 53.1 million, or 30% of revenue in the three months ended June 30, 2019. The decrease in gross margin and gross margin percentage is primarily related to decreased revenue and, to a lesser extent, a lower proportion of high-margin part sales.

Management's Discussion and Analysis

Other significant expense and income items for the three and six months ended June 30, 2020

Restructuring costs of $0.8 million for the six months ended June 30, 2019 related to management changes. There were no restructuring charges recorded in the current year quarters.

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three and six months ended June 30, 2020, we recognized a foreign exchange gain of $3.6 million and a loss of $3.3 million, respectively, compared to foreign exchange gains of $0.7 million and $0.6 million for the three and six months ended June 30, 2019. The gain recognized in the current quarter primarily relates to the unrealized foreign exchange gains that resulted from the translation of U.S. dollar denominated debt in our Canadian legal entities. The Canadian dollar increased by 4% against the U.S. dollar in the second quarter of 2020 compared to the first quarter of 2020.

Depreciation and amortization for the three and six months ended June 30, 2020 was $3.4 million and $6.8 million, compared to $4.0 million and $8.3 million for the three and six months ended June 30, 2019, respectively. The amount included in cost of revenue for the three and six months ended June 30, 2020 was $1.9 million and $3.8 million compared with $2.0 million and $3.8 million for the three and six months ended June 30, 2019.

Income from investments primarily relates to our 50% interest in CWI earnings, accounted for by the equity method. See the "Selected CWI Statements of Operations Data" section in this MD&A for more detail.

Interest on long-term debt and amortization of discount
(expressed in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Interest expense on long-term debt	$0.8	$0.8	$1.6	$1.9
Royalty payable accretion expense	0.7	1.0	1.4	1.8
Total interest on long-term debt and accretion on royalty payable	$1.5	$1.8	$3.0	$3.7

Comparable debt levels and cost of borrowing across the three and six month periods resulted in comparable interest expense. The royalty payable accretion expense decreased in both periods as we continued to make repayments as scheduled.

Income tax expense of $1.6 million and $0.9 million for the three and six months ended June 30, 2020 compared to income tax expense of $0.9 million and $2.0 million for the three and six months ended June 30, 2019. The decrease of income tax expense during the six months ended June 30, 2020 compared to the six months ended June 30, 2019 is primarily due to lower income attributable to our operations in Italy and the Netherlands and lower taxes related to a one-time field service campaign, net of insurance recoveries.

Management's Discussion and Analysis

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

This “Capital Requirements, Resources and Liquidity” section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward-Looking Statements” and “Basis of Presentation” sections of this MD&A, which discuss forward-looking statements and the “Business Risks and Uncertainties” section of this MD&A and of our AIF.

Our cash and cash position decreased by $10.2 million during the second quarter of 2020 to $28.9 million from $39.1 million at March 31, 2020 and decreased by $17.1 million during the first six months of 2020 from $46.0 million at December 31, 2019. The decrease from the beginning of the year is primarily the result of decreased working capital during the first half of 2020 and $5.9 million royalty repayments in the second quarter of 2020.

We have been materially impacted by the COVID-19 pandemic as previously described and we have made significant strides to strengthen our balance sheet through financing efforts to lower our cost of borrowing and extend the maturity of our debt to ensure sufficient liquidity is available to meet our obligations. See the "Liquidity and Going Concern" section in this MD&A for further discussion.

Cash Flow from Operating Activities
For the three months ended June 30, 2020, our net cash flows used in operating activities of continuing operations was $9.1 million, a decrease of $11.6 million from net cash flows of $2.5 million generated from operating activities in the three months ended June 30, 2019. The increase in cash used in operating activities is primarily due to a decrease in operating working capital resulting from the impact of COVID-19 pandemic.
Cash Flow from Investing Activities

Our net cash from investing activities consisted primarily of cash acquired through dividends received from joint ventures, offset by purchases of property, plant and equipment.
For the three months ended June 30, 2020, our net cash flows from investing activities from continuing operations was $1.9 million compared to net cash flow of $5.8 million for the three months ended June 30, 2019. We received dividends of $3.4 million in the three months ended June 30, 2020 compared to $7.4 million in the second quarter of 2019 as a result of lower quarterly earnings in our CWI joint venture. Capital expenditures remained at the same level at $1.6 million in the three months ended June 30, 2020 compared to the three months ended June 30, 2019.
Cash Flow from Financing Activities
For the three months ended June 30, 2020, our net cash flows used in financing activities from continuing operations was $2.1 million compared to $7.8 million for the three months ended June 30, 2019. In the second quarter of 2020, we received $5.5 million from the term loan facility with UniCredit as discussed in note 13(a) of the condensed consolidated interim financial statements, which was offset by a $5.9 million royalty payment to Cartesian.

Management's Discussion and Analysis

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$71.2	$71.2	$71.2	$—	$—	$—
Long-term debt, principal, (1)	55.3	55.3	20.9	29.8	4.4	0.2
Long-term debt, interest (1)	—	5.2	2.6	2.6	—	—
Long-term royalty payable (2)	13.7	20.3	7.3	6.3	3.9	2.8
Operating lease obligations (3)	15.4	17.6	2.0	7.3	4.5	3.8
	$155.6	$169.6	$104.0	$46.0	$12.8	$6.8

(1) For details of our long-term debt, principal and interest, see note 13 in the condensed consolidated interim financial statements.

(2) For additional information on the long-term royalty payable, see note 14 of the condensed consolidated interim financial statements.

(3) For additional information on operating lease obligations, see note 12 of the condensed consolidated interim financial statements.

SHARES OUTSTANDING

For the three months ended June 30, 2020 and June 30, 2019, the weighted average number of shares used in calculating the basic income (loss) per share was 136,564,290 and 133,600,880, respectively. For the three months ended June 30, 2020, the weighted average number of shares used in calculating the diluted income per share was 146,323,733. The Common Shares and Share Units (comprising of performance share units and restricted share units) outstanding and exercisable as at the following dates are shown below:

	June 30, 2020	August 6, 2020
	Number	Number

Common Shares outstanding	136,757,404	136,857,012
Share Units
Outstanding	1,694,927	1,595,319
Exercisable	99,608	—

Management's Discussion and Analysis

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our condensed consolidated interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. Actual amounts may vary significantly from estimates used. Our accounting policies are described in note 3 in our year ended December 31, 2019 annual consolidated financial statements. There have been no significant changes in accounting policies applied to the June 30, 2020 condensed consolidated interim financial statements.

We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as variable interest entity, warranty liability, revenue recognition, inventories, property, plant and equipment, long-term royalty payable, stock-based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in note 3 of our fiscal year ended December 31, 2019 annual consolidated financial statements and our 2019 Annual MD&A, for the year ended December 31, 2019, filed on March 17, 2020.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

We discuss new accounting standards which have been issued but not yet adopted, their required date of adoption and/or planned date to adopt, if earlier, and the anticipated impact that adoption of the standards are expected to have on our financial position and results of operations in note 4 of the notes to our condensed consolidated interim financial statements for the three and six months ended June 30, 2020.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three and six months ended June 30, 2020, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS
Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income (loss) has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.
The following table provides summary unaudited consolidated financial data for our last eight quarters:
Selected Consolidated Quarterly Operations Data

Three months ended	30-Sep-18	31-Dec-18	31-Mar-19	30-Jun-19	30-Sep-19	31-Dec-19	31-Mar-20	30-Jun-20
(expressed in millions of United States dollars except for per share amounts)	(1)						(2)	(3)
Total revenue	$65.5	$60.5	$73.2	$82.4	$75.4	$74.3	$67.2	$36.0
Cost of product and parts revenue	$49.9	$48.2	$56.0	$63.1	$57.5	$60.5	$62.9	$23.8
Gross margin	$15.6	$12.3	$17.2	$19.3	$17.9	$13.8	$4.3	$12.2
Gross margin percentage	23.8%	20.3%	23.5%	23.4%	23.7%	18.6%	6.4%	33.9%
Net income (loss) from continuing operations	$(12.1)	$(10.4)	$(3.0)	$(2.3)	$4.9	$0.6	$(15.3)	$3.0
Net income (loss)	$(3.2)	$(9.2)	$(3.0)	$(2.6)	$4.9	$0.7	$(15.3)	$3.0
EBITDA (4)	$(3.0)	$(5.3)	$4.2	$4.0	$11.7	$5.0	$(11.1)	$9.2
Adjusted EBITDA (5)	$4.3	$0.2	$7.3	$8.1	$9.4	$3.6	$(3.6)	$6.2
Euro to U.S. dollar average exchange rate	1.16	1.14	1.14	1.12	1.11	1.11	1.10	1.10
Canadian dollar to U.S. dollar average exchange rate	0.77	0.76	0.75	0.75	0.76	0.76	0.74	0.72
Earnings (loss) per share
Basic and diluted from continuing operations	$(0.09)	$(0.08)	$(0.02)	$(0.02)	$0.04	$0.00	$(0.11)	$0.02
Basic and diluted	$(0.02)	$(0.07)	$(0.02)	$(0.02)	$0.04	$0.00	$(0.11)	$0.02
CWI net income attributable to the Company	$7.7	$5.7	$8.6	$5.9	$5.4	$6.7	$5.3	$4.2

(1) During the third quarter of 2018, the Company completed the sale of the CNG Compressor business and recognized a gain on sale of assets in discontinued operations of $9.9 million.

(2) During the first quarter of 2020, we recorded a $10.0 million expense related to a field service campaign as discussed in the "Gross Margin" section of this MD&A.

(3) During the second quarter of 2020, we recorded a $7.7 million insurance recovery related to the field service campaign as discussed in the "Gross Margin" section of this MD&A.

(4) The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to U.S. GAAP. See non-GAAP measures for more information.

(5) The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted for amortization of stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. See non-GAAP measures for more information.

Management's Discussion and Analysis

Non-GAAP Measures:

We have included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by us internally to measure operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. We believe that, in addition to conventional measures prepared in accordance with U.S. GAAP, certain investors and other stakeholders also use this information to evaluate our operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Non-GAAP Measures - EBITDA and Adjusted EBITDA

We believe that, in addition to conventional measures prepared in accordance with U.S. GAAP, Westport Fuel Systems and certain investors use EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flows to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is also frequently used by investors and analysts for valuation purposes where EBITDA is multiplied by a factor, or "EBITDA multiple", that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently.

EBITDA

Westport Fuel Systems defines EBITDA as net income or loss from continuing operations before income taxes adjusted for net interest expense and depreciation and amortization

Three months ended	30-Sep-18	31-Dec-18	31-Mar-19	30-Jun-19	30-Sep-19	31-Dec-19	31-Mar-20	30-Jun-20
Income (loss) before income taxes from continuing operations	$(9.5)	$(11.9)	$(1.9)	$(1.4)	$5.7	$(0.3)	$(16.0)	$4.6
Interest expense, net (1)	2.3	2.6	1.8	1.4	1.8	1.5	1.5	1.2
Depreciation and amortization	4.2	4.0	4.3	4.0	4.2	3.8	3.4	3.4
EBITDA	$(3.0)	$(5.3)	$4.2	$4.0	$11.7	$5.0	$(11.1)	$9.2

(1) Interest expense, net is calculated as interest and other income, net of bank charges and interest on long-term debt and other payables and amortization of discount.

EBITDA increased by $20.3 million to positive $9.2 million for the three months ended June 30, 2020 compared to negative $11.1 million for the three months ended March 31, 2020. The increase is primarily due to a $7.7 million insurance recovery related to the field service campaign as discussed in the "Gross Margin" section of this MD&A, lower operating expenses and unrealized foreign exchange gain of $3.6 million in the current quarter compared to a $6.9 million unrealized foreign exchange loss in the previous quarter.

Management's Discussion and Analysis

Non-GAAP Measures (continued):

Adjusted EBITDA

Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations adjusted for stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments.

Three months ended	30-Sep-18	31-Dec-18	31-Mar-19	30-Jun-19	30-Sep-19	31-Dec-19	31-Mar-20	30-Jun-20
EBITDA	$(3.0)	$(5.3)	$4.2	$4.0	$11.7	$5.0	$(11.1)	$9.2
Stock based compensation	0.6	0.7	0.4	0.3	0.3	0.5	0.6	0.6
Unrealized foreign exchange (gain) loss	2.2	1.6	0.1	(0.7)	0.7	(2.6)	6.9	(3.6)
Intangible impairment	—	—	—	—	—	0.7	—	—
Asset impairment	—	0.6	—	—	—	—	—	—
Restructuring, termination and other exit costs	—	—	0.8	—	—	—	—	—
Legal costs associated with SEC investigation	3.5	3.1	1.8	4.5	—	—	—	—
Other	1.0	(0.5)	—	—	(3.3)	—	—	—
Adjusted EBITDA	$4.3	$0.2	$7.3	$8.1	$9.4	$3.6	$(3.6)	$6.2

Adjusted EBITDA increased by $9.8 million from negative $3.6 million for the three months ended March 31, 2020 to $6.2 million for the three months ended June 30, 2020 primarily due to lower operating expenses and the $7.7 million insurance recovery recorded during the second quarter of 2020 as discussed in the "Gross Margin" section in this MD&A .